Exhibit 99.1

News Release

For Immediate Release

Stantec announces strong third quarter 2012 results and dividend

EDMONTON, AB (November 1, 2012) TSX, NYSE:STN

Today, Stantec announced strong third quarter 2012 results, with several key items to highlight

•	Gross revenue increased 12.4% to C$483.7 million in Q3 12 from C$430.4 million in Q3 11.
•	Net income increased 18.0% to C$34.1 million in Q3 12 from C$28.9 million in Q3 11.
•	Diluted earnings per share increased 17.5% to C$0.74 in Q3 12 from C$0.63 in Q3 11.
•	The Company declared a quarterly dividend of C$0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

“Our positive results in the third quarter of 2012 speak to the strength of our business model where the diversity of our services allows us to take advantage of the changing market conditions,” says Bob Gomes, Stantec president and chief executive officer. “With a strong team and a long-term commitment to the clients and communities we serve, we will continue to execute on our objectives for the remainder of the year.”

Organic revenue growth was 6.1% in Q3 12 compared to Q3 11. This is the fifth consecutive quarter where Stantec has achieved positive organic revenue growth. The Company’s results were positively impacted by an increase in revenue due to organic growth in the mining, oil and gas, and urban development sectors as well as acquisitions completed in 2011 and 2012.

Stantec results have shown positive momentum over the last few quarters. Compared to Q3 11, the Company’s gross revenue increased 12.4% from C$430.4 million to C$483.7 million, EBITDA increased 14.2% from C$53.5 million to C$61.1 million and net income increased 18.0% from C$28.9 million to C$34.1 million. In addition, Stantec achieved record diluted earnings per share with an increase of 17.5% from C$0.63 to C$0.74.

Focus on Client Relationships and Market Opportunities

Stantec’s focus on building strong client relationships and capitalizing on market opportunities together with its depth and breadth of expertise continues to result in securing new projects with new and existing clients. With demonstrated experience in the public-private partnership (P3) delivery model, the Company secured a project to design 12 new schools in Alberta. Implementing the P3 model for this project will accelerate work on the schools being built across Alberta, resulting in completion two years sooner than conventional project delivery methods would have provided.

Stantec remains well positioned to secure projects due to its strong local relationships along with those opportunities resulting from a more stringent regulatory environment. As an example of local relationships, the Company is working as part of a team on the expansion of the metro Vancouver Annacis Wastewater Treatment Plant upgrade, one of the largest wastewater treatment plants in Canada. Stantec also continues to secure work in the transit/rail sector. The Company was recently selected by the Dallas Area Rapid Transit to provide professional services and be responsible for managing the Trinity Railway Express Positive Train Control project. Positive train control is a US federal requirement mandated by the Federal Railroad Safety Improvement Act.

Stantec continues to secure projects in the US residential market. Stantec was recently awarded a project in Sarasota, Florida, to provide design services, from initial site planning through construction phase services, for 600 to 800 units to be built on 500 acres (202 hectares) added to the Country Club East Golf Course Community in Lakewood Ranch.

Continued Growth

In August, Stantec completed the acquisition of Calgary-based Cimarron Engineering Ltd., a 290-person engineering consulting company specializing in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities. Cimarron also has a power division that specializes in the design of medium to high-voltage electrical systems for utility and oil and gas clients. This addition will enhance Stantec’s oil and gas and power practices throughout North America.

Additional Company Activity

Stantec declared a quarterly dividend of C$0.15 per share, payable on January 17, 2013, to shareholders of record on December 31, 2012.

Conference Call and Company Information

Stantec’s third quarter conference call, to be held Thursday, November 1, at 3:00 PM MDT (5:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide the confirmation code 1348295 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2011 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future acquisitions activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated transactions will not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Caution Regarding Forward-Looking Statements in our 2011 Financial Review. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Media Contact Sherry Brownlee Stantec Media Relations Tel: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	September 30 2012 $	December 31 2011 $

ASSETS
Current
Cash and short-term deposits	18,120	36,111
Trade and other receivables	361,891	310,669
Unbilled revenue	164,540	133,881
Income taxes recoverable	8,456	16,800
Prepaid expenses	14,345	13,908
Other financial assets	16,089	14,612
Other assets	4,402	3,172

Total current assets	587,843	529,153
Non-current
Property and equipment	107,351	107,853
Goodwill	550,526	509,028
Intangible assets	79,370	72,047
Investments in associates	3,065	2,365
Deferred tax assets	39,128	43,647
Other financial assets	62,026	61,606
Other assets	3,938	1,657

Total assets	1,433,247	1,327,356

LIABILITIES AND EQUITY
Current
Trade and other payables	225,077	191,859
Billings in excess of costs	55,122	49,441
Current portion of long-term debt	49,588	59,593
Provisions	14,804	16,373
Other financial liabilities	3,140	5,042
Other liabilities	6,847	5,208

Total current liabilities	354,578	327,516
Non-current
Long-term debt	245,158	236,601
Provisions	41,874	42,076
Deferred tax liabilities	56,534	54,564
Other financial liabilities	2,236	2,257
Other liabilities	38,141	37,191

Total liabilities	738,521	700,205

Shareholders’ equity
Share capital	236,516	226,744
Contributed surplus	14,541	14,906
Retained earnings	467,015	397,847
Accumulated other comprehensive loss	(23,449)	(12,449)

Total equity attributable to equity holders of the Company	694,623	627,048

Non-controlling interests	103	103

Total equity	694,726	627,151

Total liabilities and equity	1,433,247	1,327,356

Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	2012 $	2011 $	2012 $	2011 $

Gross revenue	483,687	430,354	1,398,981	1,251,357
Less subconsultant and other direct expenses	85,559	79,156	233,363	221,010

Net revenue	398,128	351,198	1,165,618	1,030,347
Direct payroll costs	178,983	156,313	529,358	458,882

Gross margin	219,145	194,885	636,260	571,465
Administrative and marketing expenses	157,928	140,346	470,447	420,797
Depreciation of property and equipment	7,027	7,173	20,203	20,521
Amortization of intangible assets	5,090	4,150	14,676	13,481
Net interest expense	2,247	2,537	6,901	7,510
Other net finance expense	641	696	2,135	2,099
Share of income from associates	(526)	(104)	(1,331)	(452)
Foreign exchange loss	106	482	133	90
Other (income) expense	(65)	-	125	(41)

Income before income taxes	46,697	39,605	122,971	107,460

Income taxes
Current	9,324	8,946	28,640	25,979
Deferred	3,284	1,748	4,562	3,036

Total income taxes	12,608	10,694	33,202	29,015

Net income for the period	34,089	28,911	89,769	78,445

Weighted average number of shares outstanding – basic	45,788,734	45,662,087	45,694,805	45,703,009

Weighted average number of shares outstanding – diluted	45,800,853	45,726,931	45,694,805	45,812,925

Shares outstanding, end of the period	45,879,748	45,380,252	45,879,748	45,380,252

Earnings per share
Basic	0.74	0.63	1.96	1.72

Diluted	0.74	0.63	1.96	1.71